Exhibit 99.1

Brera Holdings PLC Establishes New Football Club in Mozambique

“Brera Tchumene” will mark the African debut of the Brera brand in metro Maputo, the capital of Mozambique and its 32 million-strong population

DUBLIN, MILAN and MAPUTO, March 20, 2023 -- Brera Holdings PLC (“Brera Holdings” or the “Company” Nasdaq: BREA) today announced the establishment of a newly branded football club in Mozambique named Brera Tchumene, a team admitted to the Second Division Championship in Mozambique, an east African country of nearly 32 million people.

This establishment follows Brera Holdings’ in-process acquisition of Akademija Pandev, which is already competing in the First Division of North Macedonia, a UEFA member state.

Brera Tchumene will have its training and game base in a modern sports center located in the metropolitan area of the capital city Maputo. The sports center was created by the Mozambican transport tycoon, Junaide Lalgy, owner of the Black Bulls, the winner of the 2020-21 Mocambola, the Mozambican First Division Championship for football.

“The team is strongly aiming for promotion to the Mocambola First Division, which would lead to greater involvement by Brera Holdings, realizing its core business in the scouting of the best Mozambican players in the 18-23 age bracket, with a view to moving these players to Europe to join the other Brera Group clubs,” said Brera Holdings’ CEO Sergio Scalpelli.

The Brera Tchumene club will also work on a social impact project which will be identified in partnership with local organizations involved in the social impact field.

The establishment of Brera Tchumene is part of Brera Holdings’ strategic plan focused on the diversified football operations between Europe, Brera Holdings’ primary market, and emerging regional markets, managed with particular attention to social impact initiatives and the scouting and development of young talent.

The Brera Tchumene football club will play its debut match on April 16, 2023.

ABOUT BRERA HOLDINGS PLC:

Brera Holdings PLC is a Nasdaq-listed (Stock Ticker: BREA) Irish holding company focused on expanding social impact football (American soccer) by developing a global portfolio of emerging football clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company is focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Outside Italy:

Daniel McClory, Executive Chairman

Brera Holdings PLC

dan@breraholdings.com

In Italy:

Sergio Scalpelli, CEO

Brera Holdings PLC

sergio@breraholdings.com